UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 31, 2014

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $288,000 9.25% Exchangeable Notes due October 31, 2014 (Linked to the Common Stock of Lululemon Athletica Inc.)

•                  $4,135,000 Annual AutoCallable Notes due August 3, 2017 Linked to the Performance of the Hang Seng Index and the MSCI Taiwan Index

•                  $783,000 Callable Contingent Payment Notes due July 31, 2019 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $977,000 Callable Contingent Coupon Notes due July 31, 2024 Linked to the Russell 2000® Index

•                  $600,000 Annual Reset Coupon Buffered Notes due July 31, 2020 Linked to the Performance of the Russell 2000® Index

•                  $2,745,000 Super Track SM Notes due February 1, 2018 Linked to the Performance of the EURO STOXX 50® Index

•                  $1,400,000 AutoCallable Range Accrual Notes due July 31, 2017 Linked to the Performance of the Common Stock of Tesla Motors, Inc.

•                  $2,902,000 Buffered Super TrackSM Notes due July 31, 2019 Linked to the Performance of the S&P 500® Index

•                  $4,113,000 Buffered Super TrackSM Notes due July 31, 2019 Linked to the Performance of the Dow Jones Industrial AverageSM

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 31, 2014	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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